Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Copper Corporation
Commission File No.: 001-14066
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel. Free copies of Southern Copper Corporation’s filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.
FORWARD-LOOKING STATEMENTS
Statements in this transcript that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC’s ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC’s ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC’s ability to promptly and effectively integrate the businesses of Southern Copper and Asarco; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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The following is a transcript of the Grupo México second quarter 2011 financial results conference call held on Wednesday, August 3, 2011.

GRUPO MÉXICO, S.A.B. DE C.V.
Moderator: Daniel Muñiz
August 3, 2011
11:00 a.m. ET

Operator:	Good morning, and welcome to Grupo México’s second quarter earnings conference call. With us this morning, is Mr. Daniel Muñiz, Chief Financial Officer, and other executives of the Company, who will discuss the financial performance of the Company during the quarter, along with a summary of the latest news. At the end of the presentation we will answer any questions that you may have.

The information discussed on today’s call may include forward-looking statements regarding the Company’s results and prospects, which are subject to risks and uncertainties. Actual results may differ materially, and the Company cautions not to place undue reliance on these forward-looking statements. Grupo México undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. All results are expressed in full US GAAP.

At this time I would like to remind participants that your lines will be in a listen-only mode until the question and answer session. Now, I will pass the call on to Mr. Daniel Muñiz. Please go ahead.

Daniel Muñiz:	Good morning. Thank you, Operator. Good morning everyone and thank you for joining us today in Grupo México’s second quarter earnings conference call. Joining me today are Mr. Rogelio Velez, CEO of Grupo Ferroviario Mexicano; Oscar Gonzalez Rocha, CEO of Southern Copper; Jorge Pulido, Head of Investor Relations, and other executives from the Company.

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On today’s conference call, I will first briefly comment on the economic environment of this quarter and the main issues impacting the Company’s profitability. Then, I will comment on our mining division’s most relevant results, then pass the call to Rogelio Velez who will explain the financial results of our Transportation Division.

During the second quarter, metal prices fluctuated as a result of some industry specific issues such as production disruptions and shortages due to strikes, weather conditions and problems with energy supply. Price volatility was also the result of the global macroeconomic environment which has brought uncertainty to all markets and hence is delaying the recovery of the metals’ demand. I will not get into much detail but the most important issues are: the US debt ceiling; the European debt crisis, which affects the confidence of investors in the Euro and hence the economic stability of this region; the Chinese and other emerging economies facing inflationary pressures, which may result in a slowdown to their economies; the after-effects of the Japanese disaster in its economy, which is the third largest economy of the world and one of the top copper consumers.

We believe these worldwide macro concerns will influence the demand for metals during the next 12 months and will keep volatility in metals prices.

However, we maintain our positive outlook for copper. On the demand side, CRU estimated a 3.4% growth during the second quarter of 2011. However, this demand growth was not matched by new supply. New copper production grew by 1.4%, less than half of the required growth to balance the market. As a consequence, CRU estimated a market deficit of 200,000 tons for the second quarter. The average copper price for the second quarter was $4 dollars and 15 cents per pound, 30% above the $3 dollars and 19 cents recorded in the same quarter of 2010, and 5% lower than the first quarter of 2011.

For the remainder of 2011, we believe that market fundamentals for copper will improve as we expect to have higher Asian demand coming from Japan and China. On the other side, supply will continue to be tight due to strikes, extreme weather conditions and lower ore grades, among others.

Regarding molybdenum, which as you know is our main by-product, during the second quarter of 2011, it represented 7% of our Mining Division’s sales, prices averaged in the second quarter of 2011, $16 dollars and 50 cents per pound, which is 9% above its average price in 2010. We are currently seeing a soft recovery in molybdenum consumption. For the year 2011, we are expecting a relatively balanced market for this metal with better prices in the second half of the year.

Turning to Grupo México’s financial highlights, we are happy to report that in the second quarter of 2011 our total consolidated revenues were a record high of $2.7 billion, an increase of 39% year over year. Net sales for the first half of the year were $5.2 Billion, an increase of 32% year over year. This increase is mainly due to higher metal prices and higher copper sales volumes as a result of the production at Buenavista mine, which has been operating at full capacity since last April. Our Transportation Division also increased revenues by 15%.

As copper’s fundamentals remain one of the most solid in the entire commodities sector, we anticipate that the good results will continue in 2011.

Cost of sales for the second quarter was nearly $1.3 billion, an increase of 22% on a year over year basis and nearly 1% lower than the first quarter of 2011. Cost of sales in the first half was $2.6 billion, an increase of 21% year over year. This cost increase of $230 million is mainly explained by higher diesel prices, $51 million; power, $35 million; increase in the purchase of concentrates derived mainly by the maintenance of the smelter in Hayden, $50 million; maintenance cost, $24 million. It was also affected by the reincorporation of Buenavista mine.

The Company will continue with its efforts to reduce costs, improve productivity and maintain consumption and expense discipline, with the goal of strengthening our position as one of the world’s leading low cost producers.

EBITDA in the second quarter was nearly $1.4 billion, with an EBITDA margin of 51%. This figure represents a significant improvement of 59% year over year, out of which $1 billion came from Souther Copper, with a margin of 60% of sales, an increase of 30% over the first quarter. EBITDA for Asarco reached $186 million, equivalent to 38% of sales. EBITDA for the Transportation Division reached $128 million, equivalent to 30% of sales.

EBITDA in the first half was $2.5 billion, an increase of 43% year over year, out of which $1.9 billion came from Souther Copper, $407 million from Asarco, and $236 million from ITM.

Net Income in the second quarter was $657 million, a significant increase of 103% year over year and 24% higher quarter over quarter. Net Income accumulated in the first half was nearly $1.2 billion, an increase of 77% year over year.

In the first half of 2011 total CapEx amounted to $284 million, of which $134 million were spent in the Mining Division, $148 in the Transportation Division and the balance in the Infrastructure Division. Capital expenditures in the Mining Division have been lower because of the temporary suspension of the Tía Maria SX/EW plant in Peru.

As a result of the solid performance in 2011, we will continue with our mine expansions, particularly in the Buenavista Mine, where we expect to increase annual production from 180,000 tons to 450,000 tons of copper, an increase of 150% by 2015. As mentioned in the Souther Copper conference call yesterday, the Company’s 2011 guidance for CapEx was revised to $700 million and for Asarco it remains at $164 million. I will further discuss this topic.

In the transportation division, investments go as planned, for the acquisition of locomotives, the continuous expansion of sidings and improvement of safety measures. The CapEx budget for the Railroad division in 2011 will be nearly $400 million, mainly for the acquisition of 58 new locomotives out of which 44 will go to Ferromex and 14 to Ferrosur. 44 locomotives were delivered between April and July.

The total consolidated debt at June 30th amounted to $4.0 billion. With a cash balance of $2.6 billion, the Company’s net debt stands at $1.5 billion. The Company maintains a comfortable profitability and long term debt amortization schedule and ample financial flexibility going forward.

Our current cash position plus our cash generation capability will support our operational needs and capital expenditures, and allow us to have ample room to explore additional value generating opportunities as they arise.

With respect to dividends, on May 5th we paid a dividend payment of 40 peso cents per share outstanding, which was equivalent to $260 million.

For the second quarter of 2011, the Company’s Board approved a quarterly dividend payment of 45 peso cents per share outstanding, which will be paid in cash on August 19th and represents a disbursement of approximately $300 million.

Under the repurchase program of Grupo México, we bought back 7,695,000 shares during the second quarter of 2011, and 4.6 million shares of Southern Copper at a cost of $148 million.

I will now discuss the main developments of our Mining Division, AMC, which comprises our subsidiaries Southern Copper and Asarco.

Regarding molybdenum, in 2011, the second quarter, our production increased by 5.3% to 4,502 tons, compared to 4,274 tons in the first quarter of 2011 due to higher production at the La Caridad and Toquepala mines, which was partially offset by lower production at the Cuajone operation. When compared to the 2010 second quarter production, it decreased by 18.3% or 1,009 tons. Please keep in mind that 2010 was a molybdenum record year and that mining plans vary from year to year.

Silver mine production increased by 16.4% quarter over quarter to 3.9 million ounces from 3.3 million ounces in the first quarter of 2011. These increases were principally the result of higher production at the Buenavista mine and at the Charcas and Santa Eulalia mines, which partially restored silver production.

AMC’s capital expenditures in the first half of 2011 were $224 million, an increase of 28% on a year over year basis.

Regarding the Buenavista mine projects, the crushing, conveying and spreading system for the SX/EW production project is moving forward. Construction of the crusher building and earthwork for conveyor platforms is advancing as scheduled. Overland conveyor and spreader installation will begin in August.

Regarding the SX/EW III and IV plants at the Buenavista mine, detailed engineering and acquisition of major equipment continues as planned.

I will now discuss the main developments of our Mining Division from Americas Mining Company’s point of view, which comprises our subsidiaries Southern Copper and Asarco, as you know.

AMC’s mining copper production in the second quarter of 2011 increased 50% to 192,000 tons, compared to 167,000 tons in the second quarter of 2010. This increase was mainly the result of 45,587 tons of copper produced at our Buenavista mine that operated at full capacity since April. The higher production at Buenavista was partially offset by expected lower production at our Peruvian La Caridad and Asarco operations.

Comparing quarter over quarter, we had an increase in production of 25,325 tons or 15%. Asarco’s mine copper production in the first half of 2011 decreased 15.6% to 89,000 tons compared to 103,000 tons in the first half of 2010. This decrease was mainly due to less production because of expected lower ore grades at Mission and Ray. For the second half of 2011 we expect an increase in ore grades at the Cuajone, Ray and Mission mines, which will partially offset the lower production of the first half, which was due to the expected lower ore grades that I mentioned.

Rod, cathode and anode production increased by 52.7%, 27% and 15%, respectively, in the second quarter, compared to the same period in 2010. Rod production increased due to higher demand, allowing the Company to gain copper premiums over the spot price.

The Company has selected an Engineering Procurement Construction and Management, that is our EPC contractor. For the SX/EW facility, it will produce 88,000 tons of copper per year, with expected start up in second quarter of 2013.

The 2,000 tons per year molybdenum circuit for the concentrator is also in the engineering equipment purchasing stage, under the EPC contract.

The new concentrator with a milling capacity of 100,000 tons per day is in process, as scheduled. An EPC contract has been signed and flow sheets have been established. The Company has received several supplier proposals for the main equipment, which are being evaluated. As indicated before, the new concentrator will have an estimated capacity of 188,000 tons of copper and 2,600 tons of molybdenum per year, with expected start up in 2015.

The Pilares mine site, close to the La Caridad mine, is being evaluated. As of June 30, 2011, 16,545 meters of drilling have taken place, access roads were developed and metallurgical testing and preliminary mine planning has begun.

The consolidated AMC operating cash cost per pound of copper (i.e., the cash cost), including the benefit of by-product credits was $70.3 cents per pound in the second quarter of 2011, compared to $65.7 cents per pound in second quarter 2010. The increase is principally explained due to increased stripping at the Asarco mines, higher fuel and energy costs and 18% higher copper production at Southern Copper. Some of these costs increases were partially offset by major by-products benefits. However, AMC’s second quarter Operating Cash Cost per pound of copper produced, before by-products credit, was $1.80 per pound. This cash cost compares to 1.87 cents of cash cost for the first quarter of 2011. This is a 4% reduction quarter over quarter.

The positive production increase from our Buenavista operation absorbed the cost inflation coming from higher energy costs as well as exchange rate appreciation. Considering the lower production cost of the Buenavista operation we expect cash cost before by products credits to decrease in the second half of 2011.

Finally, I would like to mention that as part of a new era in the development of the Buenavista mine, we signed on June 6, 2011, with the Confederation of Mexican Workers (“CTM”), a collective bargaining agreement for the Buenavista mine. CTM now represents approximately 780 workers in this mine. The Company expects to work together with its employees and CTM to develop the Buenavista property to its full potential.

With this, I will now pass the call to Rogelio Velez who will discuss the main financial highlights of the transportation division.

Rogelio Velez:	Thank you very much, Daniel and good morning, everyone. Today I will talk about the main developments during the second quarter and first half of 2011 for our transport division, represented by the holding company Infraestructura y Transportes México, (“ITM”), and its principal subsidiaries Grupo Ferroviario Mexicano, Ferromex and Ferrosur which now is consolidated in ITM numbers.

ITM’s load volumes transported during the first half of this year, measured in net tons-kilometer, were 25.6 billion compared to 25.9 billion in 2010, representing a slight reduction of 1%. These volumes were mainly affected by two important factors: crop damages by freezes in the northwestern states of Sonora and Sinaloa and the opening of the new Corona beer factory at the border for exports to the United States. These two factors had a negative effect in tons-kilometer of 6.5 percentage points.

Ferromex’s load volumes during the first half of this year were 22 billion net tons-kilometers compared to 22.4 during the first half of 2010, a reduction of 1.8%, affected by the same factors noted earlier. In terms of cars transported, Ferromex moved 419,00 carloads in the first half of the year compared to 402,000 carloads a year ago, an increase of 4.1%. The main increases were in the Industrial segment with 28% more carloads, the mineral segment with 22% and Intermodal with 21% more containers transported.

Ferrosur’s load volumes during the first half of this year were 3.6 billion net tons-kilometers compared to 3.5 billion in 2010, representing an increase of 2.2%. In terms of rail cars transported in the first half of the year, Ferrosur moved 141,000 carloads compared to 132,000, a significant increase of 6.9%. The best results were achieved in Metals with 34% more carloads, Industrial Products with an increase of 21% and Automotive with 14% more carloads than in 2010.

ITM’s guidance for load volumes in 2011 has been revised to 54.1 billion net tons-kilometers, which will result in a year over year increase of 3.8%.

ITM net sales for the first half of this year were $806 million, a 15% increase compared with the same period in 2010. Main increases were seen in Intermodal rising by 40%, Energy 30%, Minerals 27% and Metals 26%.

Ferromex’s net sales for the first half of this year were $645 million, an increase of 14% above the $569 million in the same period of 2010 a significant improvement considering the losses from the Northwestern crop.

Ferrosur’s net sales for the first half of this year posted again record figures. Sales were $157 million, an increase of 17% above the $134 million in the same period 2010.

ITM’s operating cost for the first half 2011 was $549 million, an increase of 21%. This increase is mainly attributable to diesel peso price growth of 11% over the last twelve months and increases in labor, locomotive maintenance and leasing.

ITM’s EBITDA in the second quarter of 2011 was $128 million, increasing 4% year over year. For the first half of this year EBITDA was nearly $236 million, an increase of 1%, and with an EBITDA margin of 29%.

Ferromex’s EBITDA in the second quarter of 2011 was $96 million, a decrease of 8% compared to the $104 million in the second quarter of 2010, but 15% above the first quarter of 2011.

Ferrosur’s EBITDA in the second quarter of 2011 was $23 million, an increase of 30% above the $18 million in the second quarter of 2010.

ITM’s net income in the second quarter of 2011 was nearly $53 million, an increase of 6% year over year and 11% quarter over quarter.

Capital expenditures in the Transport Division during the first half of the year amounted to nearly $175 million, of which $163 million were spent by Ferromex and $12 million by Ferrosur. This amount reflects the purchase of 44 new locomotives which have been already received in Ferromex. Investments were also used for the construction and expansion of sidings and infrastructure improvements.

Our 2011 guidance for capital investments is nearly $400 million, the highest in its history, of which Ferromex will invest $330 million and Ferrosur $66 million. In anticipation of a rebound in agricultural production, Ferromex is also investing $56.5 million in 775 new high-capacity hopper cars, which delivery has already started and will continue through October. The cars are being incorporated into the Ferromex fleet to help transport this year’s wheat, corn and sorghum harvests.

I will now return the call to Mr. Daniel Muñiz.

Daniel Muñiz:	Thank you, Rogelio. Thank you for your comments. I guess that before passing on the Q&A session, I would like to mention that with respect to the Grupo Aeroportuario del Pacífico investment that we have, as indicated in our earnings report, we consider that any act seeking to impede the tender offer is against the interests of GAP’s minority shareholders and contrary to the Mexican Securities Market Law. We believes that the tender offer is valid and in accordance with law and it has come to GMéxico’s attention that the Mexican National Banking and Securities Commission has ruled that article ten of Grupo Aeroportuario’s Bylaws providing for the 10% ownership limitation is inconsistent with the law and should be modified, as we point out in our earnings report. But we are happy to answer any questions that you might have in the Q&A session. Operator, if you will now open up, please, the forum for questions and answers.

Operator:	At this time, if you would like to ask a question, please press star, then the number one on your telephone keypad. Star, one to ask a question. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Carlos De Alba with Morgan Stanley.

Carlos De Alba:	Good morning, Daniel, and good morning, everybody. First question is, can you give us an update, from Grupo México’s perspective, where we stand in the American Mining Corporation transaction with Asarco and — between Asarco and Southern Copper. Why is it taking too long? Any comment would be appreciated.

Second is, the GAP proposal, what I understand is that even if you acquire 100% of the Class B shares, you won’t have the control of the Company. So what is the end game there from Grupo México perspective? Thank you.

Daniel Muñiz:	Sure, Carlos. Thank you very much for your questions. Let me start off with the merger of Southern Copper and Asarco. Well, and I think we are very positive from Grupo México’s perspective and from — being the owner, as well, of 20% of Southern Copper.

And why it has taken so long? The reason it has taken so long is, we’ve conducted extensive due diligence. As you know, minority shareholders of Southern Copper have to be represented or have to be represented by a special independent committee, which have retained Goldman Sachs as their financial advisers, Hatch as their mining advisers, and Wachtell as their legal advisers in the U.S.

So they’ve conducted extensive due diligence, not only of Southern Copper, but also — I mean, I’m sorry, not only of Asarco, but also Southern Copper, given the nature of the structure that we have proposed, which is a share exchange with Southern Copper in order to have Americas Mining Company being the company listed in the New York Stock Exchange and Lima exchanges and having American Mining owning 100% of Southern Copper.

So the process has been — I agree with you — a little bit lengthy, but we feel very positive that, with the results of the process — and the process and due diligence have concluded — we’ve agreed on the structure. We’ve agreed on pretty much the projections, the costs, the price decks, etcetera. We are just in the very final stage of trying to get to a place where valuation meets those companies. That’s where we are, Carlos, and that’s at this point.

So I think just in terms of timing, we expect to come back to you guys with a definition in the — I mean, definitely in the following quarter. I think it shouldn’t take us more than one month or so. But — well, it depends on our upcoming meetings.

Going back to Grupo Aeroportuario del Pacífico, Carlos, let me just mention that, yes, you’re right. There are two classes of shares that you pointed out, and you have the Bs and BBs. And the ones that are listed and trading in the Mexican and U.S. market are only the shares that individuals can buy in the stock exchange. We own 23.2% as of July 27th of Grupo Aeroportuario’s outstanding shares. That is all shares, including the 15% that are not listed. And it is the fact that, under Mexican law, you are required when you have an intention to pass the 30% threshold to launch a tender offer. That’s what we’ve done to comply with the law.

And that requirement is 100%. And that includes the controlling shares of the other class of shares, if you like, in the tender. So we are in the process of launching that tender, although, as you probably know, we have not yet been authorized by the Comisión Nacional Bancaria y de Valores.

Does that answer your question?

Carlos De Alba:	Yes, sure, but, so, you won’t effectively even if you get 100% of the class B shares, you won’t have control of GAP, right?

Daniel Muñiz:	Well, not — I mean, in order for the — to get the 100% shares — well, the B shares are the ones that trade. The — when the Company was privatized, the two classes of shares were created to give the operator and the controlling shareholders some particular rights that we currently have on the bylaws.

Grupo México’s idea at this point is not to take control or not to have — to operate the Company. We are happy the way the Company’s operated. And, I mean, I would think they’re doing a good job. We like the asset. We like the industry. And that’s why we are participating.

We are launching the 100% tender offer, because that’s a legal requirement of Mexican law, and we’re happy to do that, though it seems like — I mean, that not everybody agrees. And obviously the controlling shareholders and Grupo Aeroportuario del Pacífico have requested legally that we are not authorized to launch this tender offer. We think that that just jeopardizes minority shareholders’ position.

But we’re complying with the law, and we really like the asset, and we want to increase our participation on that, so we’ve told not only the Comisión Nacional Bancaria y de Valores but also you guys.

Carlos De Alba:	Alright. Thank you.

Daniel Muñiz:	Thank you.

Operator:	Your next question comes from the line of Felipe Hirai with Bank of America.

Felipe Hirai:	Hi, good morning. Good afternoon, everyone. I have two questions. The first one, Daniel, is related to Asarco, if you could comment a little bit on how you’re looking at the operations, especially on the cost side, as we saw some cost increase in the quarter, if you believe that the cost will continue to be at this level over the last two quarters.

And the second question is related to ITM. Basically, just wanted to have an update on how you see the potential IPO process of your railroad business. Thank you.

Daniel Muñiz:	Sure. Let me start off with real quick view on the IPO process. I mean, this is a process that, as we’ve mentioned — I mean, we were authorized to merge Ferromex and Ferrosur and we working to achieving that. We do have two different partners in our transportation division. As you know, it’s United Pacific and the Carso Group, or Inbursa and we — in order to take more strategic, definitive steps here, we need to all be on the same page and first be able to merge to Ferrosur and Ferromex.

So that has — I mean, that’s — I mean, our results have been proved. This wasn’t — it was a very complex quarter. We had a great quarter for Ferrosur. But at the same time, we keep on working on the strategy and see how we can move forward.

So unfortunately, Felipe, I don’t have any — any news to break here, but we’re working on that. We think it makes sense, at least to focus on the merger, and then try to see what’s the right timing and what’s the views of our partners in listing the Company.

But going back to Asarco, I think I’d like Oscar Gonzalez, who’s the CFO of Asarco, to explain a little bit on the cost side, what’s happening there.

Oscar Gonzalez:	OK. Yes, Felipe, there’s two things. As was mentioned before, there are some costs related to diesel, to some steel materials, repair materials that is the smaller part in this case. The other big event that happened in the quarter — although it backs to the first quarter — is we had a shutdown at our Hayden smelter. It was a 25-day shutdown.

And that affected our production of cathode and rod at our Amarillo facility in the second quarter. And we had — in order to meet the needs of our customers, we had to buy some cathode in the market, and that affected the cost of the period. So that is a one-time event for this year. And in the other, the diesel and the materials, are still affecting us, although some of those are going down with the price of commodities.

Felipe Hirai:	OK, thank you.

Operator:	Your next question comes from the line of Leonardo Correa with Barclays Capital.

Leonardo Correa:	Hello, gentlemen. Thank you very much. Good morning. My first question is regarding — is still on — sorry to insist — on the topic — on the — on the AMC, the SCC and Asarco merger under AMC. Just to get a sense on why maybe this could be delayed, would the cancellation — would the potential cancellation of the Tía Maria project, would that impact the exchange ratio that was initially proposed?

So the bottom line to my question is, regarding all this — given that we have all this uncertainty regarding the Tía Maria project, would that potential cancellation be impacting the share — the share exchange ratio that was initially proposed? That’s my first question. And how are the parties dealing with that issue?

My second question is regarding the outlook for the mining industry in Peru. I mean, we heard Southern Copper’s comments. But just to get maybe more comments from you on taxation under Humala. It seems that outcomes could be a bit better than what maybe the market was pricing in some weeks ago. So just to get any insights on how conversations have been evolving and potential timing of when we can have a definition on taxation.

Those are my two questions. Thank you very much.

Daniel Muñiz:	Thank you, Leonardo. Let me start off with the share exchange ratio vis-a-vis Tía Maria. I mean, of course it does. I mean, let me just say first, what are — I mean, we feel positive with our Tía Maria project. We think, now that the new government has taken office, that we are going to restart our efforts, because we may think that it’s very — I mean, environmentally safe, that it complies 100% with those regulations, etcetera. We’re very confident that we’re going to be able to start this project, which will bring a lot of benefits to Peru and to the local communities.

Of course, I mean, the share exchange ratio with swapping or exchanging shares of Asarco or, I mean, really, of Americas Mining Company, who owns Asarco and Southern Copper —Southern Copper. So any valuation changes that you make will affect a proposed exchange ratio, if you will.

But, I mean, in the Tía Maria project, once you do projections or valuations by several means, namely the DCF, and you postpone the project, it would only affect in the valuation of Southern Copper moving forward a little bit with the time value of money, the cash flow you’d expect from Tía Maria.

Of course, it has been delayed. And that has affected a bit on the timing side, because we never anticipated to have this amount of delays that we’ve had in starting the project and the construction of Tía Maria. But these are very minimal.

I guess what I’m saying is, I mean, there’s a lot of other aspects to this cause when we talk about how much Asarco vis-a-vis Southern Copper are valuated. And that’s really been the discussions that we’re having. And in order to have those discussions in a very solid and very educated way, that’s why we’ve taken so much, and that’s why we’ve invested a lot of time and effort from both sides in due diligence.

And, I mean, I don’t know, going back to taxation and the new government, I mean, I guess we do have the same views as Southern Copper expressed yesterday. We are very positive. We feel confident that we are going to be able to work out things. And I don’t know if Raul Jacob — are you still on the line — if you can please add here?

Raul Jacob:	Yes. Hello, Leonardo, and good morning to everyone. Well, basically, what we are discussing with the government is how to impose new taxation, which is their desire. That does not affect the mining industry competitiveness internationally speaking in Peru, as well as being reasonable in terms of how to charge these taxes.

The timeframe for making a decision on these, it’s open, in the sense that we want to talk about this. This is a very technical discussion, and it has to be done through the necessary time, whatever it takes.

However, the new cabinet has to present to congress in about 30 days from now. And that will be a possible time for having some news on this matter. For now, it’s just a technical discussion with the government officials, and we’re expecting this to maintain the mining industry competitiveness for Peru.

Leonardo Correa:	OK, perfect. Thank you very much, Daniel and Raul.

Daniel Muñiz:	Thank you.

Operator:	Your next question comes from the line of Rodrigo Barros with Deutsche Bank.

Rodrigo Barros:	Good morning, everyone. Thank you for the call. I have a couple of questions. First, on the railway business, if you could give us some guidance in terms of, what’s the sustainable growth rate for the next few years? And how much CapEx would be required for this? And if possible, also, on the railway, how the PEMEX contracts are impacting margin? And what’s the outlook for them?

And then I would also, if possible, like to discuss CapEx for 2011. As Southern Copper said yesterday, they were revising downward, so I would also — would want to see from Grupo México’s perspective, what’s likely to be CapEx for 2011, and if you could detail the main project? Thanks very much.

Daniel Muñiz:	Sure. Thank you, Rodrigo. Thank you for your questions.

I think having the benefit of having Rogelio Velez with us on the call — Rogelio, if you can start off with the Transportation Division growth rate and CapEx, and I’ll complete on the whole Grupo CapEx if you like.

Rogelio Velez:	OK, yes, hello, Rodrigo. Well, we think that, in terms of growth, we think that we should be growing between 1 and 1.5 points higher than the Mexican economy. It should be between 4.5 percent and 6 percent in the next five years.

We have a lot of opportunities still with PEMEX. Your question was about PEMEX. Can you repeat that question, please?

Rodrigo Barros:	Sure. I mean, how the margins of PEMEX compare to overall margins of the railway business? Like, if you get more volumes with them, do you think it’s possible to improve margins further?

Rogelio Velez:	Yes, well, the margins with PEMEX are very healthy. And it’s basically because it’s a lot of volume and because it’s quite simple traffics to manage. We have trains — unit trains that are from 30 to 40 cars every day, which give us a lot of efficiency opportunities. And also, the transportation length is also very long. It’s usually between 800 and 900 kilometers, which is also a very good chance of having a very efficient operation.

Basically, the 14 locomotives that we are receiving for Ferrosur in the month of September are going to be used for this new traffic. We should be starting a new traffic from Fula to Bajaritos to Minatitlan in the month of September, also, of fuel oil.

And about your CapEx question, this year, with 330 is the highest ever, $330 million. It represents about 24%, 25% of total revenues in Ferromex. A more adequate level in the coming years should be between 15% and 17% of total revenues.

Rodrigo Barros:	And just to add from a Grupo México perspective, Rodrigo, Southern Copper, yes, it has revised to $700 million for this year. Asarco we are maintaining at $164 million. That gives us a total of $864 million for our whole Mining Division. And then Ferromex, Rogelio just pointed out, Ferrosur, $66 million, which gives a little bit less than $400 million. That’s $399 million for ITM for 2011.

If you add to that $17 million for our infrastructure division, that gives a total of $1,280 million for the whole group. That’s a revised CapEx budget for the remaining of 2011, I mean, for the full year 2011, but with six months ahead of us.

Rodrigo Barros:	OK. Thank you very much.

Rogelio Velez:	Thank you.

Operator:	Your next question comes from the line of Marcos Assumpcao with Itau.

Marcos Assumpcao:	Hi, good morning, everybody. My first question is related to copper production, if you could comment a little bit on copper production in the month of July. Have you already seen higher grades in Cuajone and also at Asarco mines? And also if you could comment on Buena Vista’s production in July, as well?

Daniel Muñiz:	Sure. Of course, I mean, July numbers are not part of this report. But, I mean, Raul, can you give some color, just as to what we’ve seen from the ground there at operations.

Raul Jacob:	Yes. Regarding production, we’re expecting the Cuajone mine increasing ore grade to be impacting our production levels at the end of this quarter and at the fourth quarter. So far, for July, we haven’t had any important change in our production trend. Basically, it’s keeping the same profile that we are seeing for the second quarter.

But as I said, on the Cuajone product, we’re expecting an increasing production closer to the fourth quarter, rather than at the beginning of the third quarter.

Marcos Assumpcao:	OK. Just on a very two quick questions here, on the hedging policy, if you could comment a little bit of what you’re expecting for Asarco in the second half of the year? You’re maintaining what you show in the first quarter, similar to what you posted in the — for Southern Copper.

And just a follow-up on the new tax measures in Peru and the new discussions, from the start-up of the discussions with the government, what do you think they will follow in terms of a reference, like the Chilean example experience? What do you think will be the benchmark? Thank you.

Daniel Muñiz:	Sure, thank you, Rodrigo. Let me start off with the hedging. I mean, and let Raul — can conclude his initial comments on the taxation.

And regarding hedging, we’ve not — first thing is we’ve not hedged anything whatsoever, apart from what we’ve disclosed in the past. We haven’t done any hedging in this quarter. So, I mean — so not for Asarco, not for Southern Copper.

The way we view hedging and strategy has been to do it on a — opportunistic, if you like, manner, given the — I mean, the stocks, the prices, the price movements, the volatility that we’re seeing, the amount that our board feels that we ought to hedge. As you know, we currently have for the remainder of the year swaps 35% of AMC, Americas Mining Company, total production and in zero cost collars 35%.

So we have not increased our hedge position. We’ve seen important price movement in a couple of weeks or the last three to four weeks. We have not increased our hedging policy there. We just had a board meeting and at least at these levels, we feel comfortable for the remainder of 2011. We are where we feel the right level of hedges should be. So we have not increased that.

Raul, do you want to touch on the taxation again back in Peru?

Raul Jacob:	Well, certainly, Daniel. Well, basically, we’re having several options. At this point, I can’t comment on a specific option to be the chosen one for — on the government side. So we believe that this is going to be solved in a very technical way. But at this point, I can’t comment on how it’s going to be decided.

Daniel Muñiz:	I guess I’ll just add to Raul’s comments is, we’ve been very active as a mining industry in associations and everything and meeting with the government and we feel that — I mean, at this point, there isn’t anything clear yet. But we’ve been very active with that. We’ve met with several government officials. I mean, our team in Peru heads and participates in all those meetings as an industry with a new government. And if we have any news, we will, of course, let you know and of course you will find out from different sources. It’s hard to speculate at this point.

Marcos Assumpcao:	Alright. Thank you very much.

Daniel Muñiz:	Thank you.

Operator:	Your next question comes from the line of Carla Peña with Actimver.

Carla Peña:	Thank you. Gentlemen, good morning. My question is regarding GAP again. I really don’t want to know about the process. I mean, I know this can take a lot of time. And I’m aware of that. But I would like to go a little bit further — a lot more further into time as to if you were to succeed in the — in gaining control of GAP.

What could you tell us about the synergies that this could have with Ferromex and Ferrosur and what we should look into for — I don’t know, just to have a clear outlook on what you see in these synergies and how it can play off in the future. Thank you.

Daniel Muñiz:	Thank you, Carla. I mean, first of all — and of course, those are our transportation means. It is hard to argue that there are synergies in those companies to be obtained immediately.

We are really looking at the fundamentals and the business of Grupo Aeroportuario del Pacífico on its own when we make our investment decisions there, rather than to be focusing on any potential synergies that might exist in the future.

So that is really the way we’re looking at it, Carla. We’re not really — I mean, looking at it from a synergy perspective. We’re looking at it from a fundamental perspective. It’s a company that we like and has a very well diverse mix between tourists and business travelers. We think the passenger numbers that we’re looking at are 2006 passenger numbers, which make sense for us at this moment. We like the EBITDA margins. We like their dividend policy. And we like the way the companies operate. And that’s why I pointed out that we are not with the idea of changing the operating team or anything. And that’s why I was answering Carlos De Alba’s question that way.

So if you look at it from a longer timeframe as you pointed out, it’s — I mean, let’s see what happens with the authority. We believe that the tender should be authorized. We’ve set a price limit in a tender as a maximum that we were willing to put in our tender offer. And if we launch a tender offer, let’s see how many shareholders we’d like to tender, and we’ll take it from there. It’s a little bit hard to speculate again now. But going back to synergies, I think I have been very clear, and I don’t know if that answers your question.

Carla Pena:	OK. Thank you very much.

Daniel Muñiz:	Thank you, Carla.

Operator:	Your next question comes from the line of Sergio Matsumoto with Santander.

Sergio Matsumoto:	Hi, gentlemen. I have two questions. My first question is on ITM. I noticed that the freight rate has increased significantly year over year. And I’m wondering if your customers are giving you some push-back on these freight rate increases with the economic slowdown. And how should we look at your pricing policy in the coming quarters?

And my second question is, with your negotiations with the Peruvian government of Tía Maria, I’m wondering if they have the resources to discuss that matter with you in an expedited manner, while at the same time they are dealing with the broader taxation issue in the country. So I’m wondering if that could cause delays in your negotiations regarding Tía Maria.

Daniel Muñiz:	Thank you very much, Sergio. I think it would be better off if we started with Rogelio of ITM and, Raul, probably you can give Sergio the answer regarding the status of Tía Maria given the broader perspective, and maybe you can give him a little more detail.

Rogelio Velez:	Yes, of course. Sergio, we think that our freight rate continues to be very aggressive. First of all, because of our new opportunities with PEMEX, as I told — as I told you before, those traffics are very high-volume traffics and very efficient traffics.

We have opportunities with the fuel oil that should start before the end of this year, and we’re still looking into other opportunities with the PEMEX people for the forthcoming years.

The numbers that we are showing, especially in Ferrosur, which was very much negatively affected by the problems with the Northwestern crop, are still very, very significant. This is the first time in 13 years that our most important segment has been affected by weather. And in spite of that, we continue to be very solid in terms of volume.

Also, the export in beer, the fact that we moved a lot of the volume from Zacatecas, which a year ago we were supplying the U.S. from that factory, and now we’re supplying a big part of the U.S. from Piedras Negras, that, in fact, has helped us, because it has helped us have less congested line in what is a key part of our network.

So we think that we are going to continue having very aggressive results, at least for this second semester. The automotive segment still are very aggressive. And now that they have more or less overcome the problems on auto parts as a result of the tsunami in Japan, they are back in full production, and we are seeing very high volume from all the automotives. And in minerals, there are still a lot of opportunities with mineral ore and in energy with coal.

The pricing policy, we have been a little more aggressive also on that. We are making sure that all of our new freight opportunities are healthy and do not disturb operations, OK? They have to be — the infrastructure in our customers has to be that railway infrastructure has to be enough to handle the volumes that are projected and they do not have a negative impact on our operations or an impact on the rest of our services.

Did that answer your question, Sergio?

Sergio Matsumoto:	Yes, thank you.

Rogelio Velez:	You’re welcome.

Raul Jacob:	OK. Regarding the Tía Maria talks, they are made — they are between the Company and the authorities of the Ministry of Energy and Mines. And the talks on the taxation are done with the Ministry of Finance representatives, the tax authority, as well as some representatives of the Ministry of Energy and Mines.

The talks are evolving in a separate matter, manner. So we are having basically — in the case of Tía Maria, talks regarding how to move on with the project. In the case of the taxation, this is a talk that is held by the Mining Society. The Company participates as part of the Mining Society in the talks regarding taxation. So it’s — they are different environments where these two conversations are being held. I’m not sure if these answered your question.

Sergio Matsumoto:	Yes, that’s helpful. Yes, thank you.

Raul Jacob:	OK.

Operator:	Your next question comes from the line of Pablo Abraham with BBVA.

Pablo Abraham:	Hello, good morning, and thanks for the conference. I would like to know the possibility to see an increase in the offer for the GAP shares or is 50 pesos per share the maximum bid you’re going to do?

Daniel Muñiz:	Thank you, Pablo. Yes, I mean, at this point, it is clear that’s the maximum that we’ve set out, and the Company’s trading below that, so we don’t see any need to do that currently. But that’s the price range that we’ve set out, and we hope that we receive authorization from the CNBV soon. Thank you.

Pablo Abraham:	OK, thank you. One more question. Do you have any kind of relationship — I don’t know — with some of the major stockholders from GAP? I don’t know, maybe with the Mexican group or with AENA or with Abertis.

Daniel Muñiz:	You know, we don’t. We know who the shareholders are who own the controlling company of Grupo Aeroportuario del Pacífico, of course, but, no, we don’t. I mean, we like the asset; we like the way it is operated. And the shares that we’re buying, other shares of the Company that trade publicly on the market. And that’s the one that we’ve been buying, and that’s the one that we own a percentage of.

Pablo Abraham:	Thank you.

Daniel Muñiz:	Thank you.

Operator:	And at this time, we have a question from the line of Alex Haqim with Citigroup.

Daniel Muñiz:	Thank you.

Alex Haqim:	Hi, good morning. Thanks for the call and taking the question. Just very quickly on Asarco, were there ever — did you ever finalize any updated drilling results on Asarco? And when would we expect to see publication of any results of that? And if they have been finalized, are those part of the AMC discussions? Thanks.

Daniel Muñiz:	Thank you, Alex. I mean, first of all, yes. As I pointed out, we’ve done extensive diligence and extensive work on both companies, but particularly, as you know, Asarco was in Chapter 11 for many years, so it operated under a Chapter 11 mode, if you like, and that didn’t allow management to do a lot of drilling and a lot of planning, given the circumstances that the Company was working under.

With this year, we’ve done a lot of work, us and the advisers of the special independent committee. We’ve revised my plans. We’ve done drilling. We’ve done validation of reserves. We’ve done a lot of work, really, in our mines and operations. We believe that production can increase in the coming years. We do have a plan for investing and increasing the production of Asarco.

At this point, given the lack of conclusions of our negotiations, I’ll have to stay there and comment only that. But, yes, of course, I mean, that’s what we’ve been doing and that’s what we’ve been discussing with the special independent committee. As soon as we do have something to comment or remark, we’ll definitely do that, Alex, but I think we’re happy with the results that we’ve been — I mean, of the studies and the work that we’ve been conducting in the field.

Alex Haqim:	So just to clarify, you would publish publicly the updated drilling results after the situation with AMC is resolved? Is that when we could — .

Daniel Muñiz:	Sure. And, absolutely. And as part of the situation — as you know, with the transaction, the way we have structured the transaction, we’re going to have to publish — I mean, it’s really a lot of this disclosure to the detail that we have to publish and that we’ve been working on, in order to list Americas Mining

Company. So there will be a lot of public information there, to a very important amount of detail.

Alex Haqim:	Thank you.

Daniel Muñiz:	Thank you, Alex.

Operator:	And at this time, there are no further questions. Mr. Muñiz, do you have any closing remarks?

Daniel Muñiz:	No, well, thank you once again and thank you, Operator. And thank you all for joining this, to our second quarter conference call. We hope that you can join us for our next earnings conference call to be scheduled around the third week of October. And with that, we conclude our call today. And thank you, and goodbye now.

Operator:	This concludes today’s conference call. Thank you for your participation. You may now disconnect.
END